10025722

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W. Michigan Street Suite A
(No. and Street)

Milwaukee	Wisconsin	53233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Mortensen 414-299-2233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Mortensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN M. MARANO NOTARY PUBLIC STATE OF WISCONSIN

Signed before me on January 20, 2010 at Milwaukee, Wisconsin

Christine Mortensen
Signature

Treasurer
Title

Ann M Marano
Notary Public My Commission expires 2-19-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) ~~Statement of Financial Condition.~~ Balance Sheet
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC as of December 31, 2009 and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 12, 2010

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$ 262,443
Accounts receivable - fees	126,417
Due from Scout Investment Advisors, Inc.	52,054
Other assets	47,949
Reimbursable expenses	2,934
TOTAL ASSETS	$ 491,797

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 9,700
Due from Scout Investment Advisors, Inc.	52,054
TOTAL LIABILITIES	61,754
MEMBER'S EQUITY	430,043
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 491,797

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
Year Ended December 31, 2009

REVENUES	$ 876,852
EXPENSES	
Management and administrative fees	660,478
Employee compensation	52,054
Registration fees	43,179
Accounting fees	9,600
General and administrative	4,138
Total Expenses	769,449
NET INCOME	107,403
MEMBER'S EQUITY - Beginning of Year	572,640
Member's Distributions	(250,000)
MEMBER'S EQUITY - END OF YEAR	$ 430,043

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 107,403
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable - fees	(17,711)
Due from Scout Investment Advisors, Inc.	(52,054)
Reimbursable expenses	813
Other assets	(6,302)
Other accrued expenses	100
Due to Scout Investment Advisors, Inc.	52,054
Net Cash Flows from Operating Activities	84,303
CASH FLOWS USED IN FINANCING ACTIVITIES	
Member's Distributions	(250,000)
Net Cash Flows Used in Financing Activities	(250,000)
Net Change in Cash and Cash Equivalents	(165,697)
CASH AND CASH EQUIVALENTS - Beginning of Year	428,140
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 262,443

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc., (the "Parent").

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Due to the conditions described in the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2009 at the two financial institutions did not individually exceed the $250,000 federally-insured limit.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. At December 31, 2009, no allowance for doubtful accounts was provided as all receivables are considered collectible.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue

Revenue consists of fees for providing fulfillment and distribution services and is recognized when services are provided.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of its' member. Therefore, no provision for income taxes has been made on the Company. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $660,478 for the year ended December 31, 2009.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by the Parent on behalf of the Company, as well as expenses paid by the Company on behalf of the Parent. These transactions are reimbursed periodically.

At December 31, 2009, no amounts are receivable from the Parent.

NOTE 2 - Related Party Transactions (cont.)

Scout Investment Advisors, Inc.

Both Scout Investment Advisors, Inc., one of the Company's clients, and the Parent, are subsidiaries of UMB Financial Corporation. The Company provides distribution-related services to Scout Investment Advisors, Inc. Revenue from Scout Investment Advisors, Inc. totaled $26,153 for the year ended December 31, 2009. At December 31, 2009, the Company owed Scout Investment Advisors, Inc. $52,054 for commissions paid to a financial representative licensed by the Company and paid by Scout Investment Advisors, Inc. At December 31, 2009, Scout Investment Advisors, Inc. owed the Company $52,054 for management fees relating to the licensed financial representative. These amounts net to $0 at December 31, 2009.

NOTE 3 - Major Clients

For the year ended December 31, 2009, four clients accounted for approximately 79.4% of the Company's total revenue. Accounts receivable from these clients at December 31, 2009 totaled $90,179, or approximately 71.3% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $200,689 which was $175,689 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1 at December 31, 2009.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2009.

NOTE 5 - Subsequent Event

The Company has evaluated subsequent events through February 12, 2010 which is the date that the financial statements were approved and available to be issued.

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying financial statements of UMB Distribution Services, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 12, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 12, 2010

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 9,700
Payable to affiliate	52,054
Total Aggregate Indebtedness	$ 61,754
Minimum required net capital (based on aggregate indebtedness)	$ 4,117
NET CAPITAL	
Member's equity	$ 430,043
Deductions:	
Cash	-
Accounts receivable - fees	(126,417)
Due from Scout Investment Advisors, Inc.	(52,054)
Other assets	(47,949)
Reimbursable expenses	(2,934)
Net Capital	200,689
Net capital requirement (Minimum)	25,000
Capital in excess of minimum requirement	$ 175,689
Ratio of aggregate indebtedness to net capital	.31 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of UMB Distribution Services, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 12, 2010